Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

Transcript – Konecranes and Terex Press Conference

(Mikael Wegmüller): Hello, and good morning to all of you, although it’s still very early in the U.S. Thank you for joining us to discuss to merger transaction announced today by Konecranes and Terex. On the podium today are Ronald DeFeo, on the screen, Chairman and CEO of Terex, and then Dr. Stig Gustavson, Chairman of the Board of Konecranes, and Pekka Lundmark, President and CEO of Konecranes.

Before I give the floor over to these three gentlemen, let me begin by pointing your attention to the forward-looking statements disclaimers on slide 2... and on slide 3. The presentation that has been posted on both companies’ investor relations web sites. Thank you. With that, I will turn the call over to Dr. Gustavson from Konecranes. Please begin.

(Dr. Stig Gustavson): Good morning everyone, and a special good morning to Ron DeFeo sitting in Westport, Connecticut. It’s an early morning for you, I know that. And the reason we’re here is that last night at around 7 o’clock Finnish time, and 12 o’clock U.S. time, both boards of Terex and Konecranes unanimously decided that we will put our companies together. So, I’m very happy to be here today together with Pekka on my right hand side here to share with you some of the details of the transaction that will bring together two companies that are both leaders in our section, and will position us as leading global lifting and material handling solutions company – the company we have chosen to call Konecranes Terex. It is a defining moment for both of our companies. 10 billion U.S. dollars, or 7.5 billion euros in combined revenue in 2014. I have to point out that these are also the currencies at 2014 currencies, therefore it would not be the same with the currencies today. But we will have critical scale, which is so important in our businesses, to enable us to remain and stay competitive in the context of what, as you all know, is an intensifying global competition also including competition from low-cost countries and emerging market players.

The merger will provide us with the ability to deliver extraordinary benefits in terms of innovation, which is so important, and also providing a service to our customers. This will allow us to drive revenue growth through enhanced offering and cross-selling, and to drive margins and take advantage of synergies, which we are going to dwell into a little bit later here. Together this will enable us to deliver significant value to our shareholders immediately, but in particular, also, over the long term. We would like to share with you today an overview of the extremely compelling strategic benefits behind this combination. And we will be available to give you an opportunity also later on for questions and answers. But first a snapshot.

It is a merger of equals, as the companies have come together from the outset with that vision in mind. We will combine our businesses to form a leading global company. As you all know from the press release, it is a stock-for-stock merger, under which Terex shareholders receive 0.8 Konecranes shares for each existing Terex share. This will give Terex present shareholders 60 percent ownership in the new company, and Konecranes, of course then, about 40 percent in the new company. We do plan that following the closing of the transaction, as soon as possible, we will have a first tranche but then a total of about 1.5 billion U.S. dollars or 1.4 billion euros share buy-back plan. This plan we expect to execute within two years after closing.

From a governance perspective, the Chairman of Konecranes, that is me, will become Chairman of the combined company and the CEO of Terex, Mr DeFeo, will become the CEO of the combined company. We expect the combined company to be incorporated in Finland, domiciled in Finland, and to be listed in Helsinki and on the New York Stock Exchange. The company will have headquarters, significant headquarters, in Hyvinkää, Finland, and Westport, Connecticut, which is just close to New York in the United States.

You will hear more about the financial benefits of this transaction within a few moments, but I should importantly add that it is expected to be accretive to our shareholders for both companies already in the first full year after closing. The synergies and the accretiveness will be derived from the very significant synergies that we have identified at least around 121 million U.S. dollars or 110 million euros, and additional post-taxation income benefits of again roughly 35 million U.S. dollars, equivalent to 32 million euros. Of course, achieving synergies will cost something, also. Implementation costs will be around 121 million U.S. dollars, 110 million euros. That’s one-time charges related to the implementation.

Closing will of course take a little bit time. We have to obtain regulatory approvals, we have to obtain shareholder approvals, and of course we have normal conditions for closing, also. Therefore, we expect the transaction to close within the first half year of next year, 2016.

For those of you who are not familiar, and I hope that there are also international press around listening to this conference, a few words about Konecranes. We are a world-leading, very focused group of lifting businesses. We are servicing a broad range of customers, including manufacturing of all kinds, auto industry, paper industry, steel industry, process industries, shipyards, ports and terminals. Our goal is to provide productivity-enhancing lifting solutions including maintenance services for lifting equipment and machine tools of all makes, not only those that are branded Konecranes. We have around 11,900 employees and we work at around 600 locations in 48 countries. Our total sales last year were 2.011 billion euros. This is just a short summary. You can find more details on the web page.

Now I would like to turn over to my colleague, Mr Ron DeFeo. Ron, please continue.

(Ron DeFeo): Thank you, Stig, and good morning to everyone in Finland. It is indeed a very early morning here in Westport, Connecticut. I will make some comments in a minute about the extraordinary nature of today's announcement and how pleased we are. But a few words about Terex's background. We are a leader in global lifting and material handling solutions businesses. We operate today in five business segments. These are aerial work platforms, mostly under the Genie name, our construction products, mostly under the Terex name, our mobile crane business, under the Terex name and the Demag name as well as several other names, our material handling and port solutions business under a variety of names including Demag, Gottwald, and others, and our materials processing business commonly known as a crushing and screening business operating under the Powerscreen, Finlay, and Terex names.

Terex manufactures a broad range of equipment for use in various industries. They include construction, infrastructure, quarrying, manufacturing, mining, shipping, transportation, refining, energy, and utility industries.

With approximately 20,400 employees around the world - we call them team members - our net sales totalled 7.3 billion dollars in 2014. Back to you, Stig.

(Dr. Stig Gustavson): Thank you, Ron. Next, I will review the over-arching strategic rationale of this merger. First and foremost, and this is important, our operations are highly complementary, product-wise and geographically-wise. Today, we have a very well balanced business in terms of product and service offerings as well as our geographical presence. Importantly, we share key product categories, which we will go through in some detail. We see great ongoing opportunity to further build them by capitalizing on important growth trends in our markets. In terms of these products, we are proud to have a portfolio among the best and most trusted brands in the business.

Our objective moving forward is to take advantage of the critical scale, which is so important in this business, this merger provides in order to invest, and also to be able to invest, in technological and new product development to take us forward. This will further differentiate our organization as a leader in the market in, admittedly, a highly challenging environment.

In short, we will be in a position to offer a more robust portfolio of products and solutions for customers, while also creating a platform for further sustained growth through our maintenance service offering. We will go into some more detail later. While we capitalize on these opportunities, we will at the same time be working to maximize the efficiency of our operations. Together, we intend to be a lean organization allowing us to realize significant upside from the recovery in the end markets that we serve. We feel confident in the plans we have ahead of us to achieve all of that. Ron, take over the next slide, please. This is slide 8.

(Ron DeFeo): Thank you. This is a day that has been a long time in coming, and we are really excited about being here. It's really an extraordinary moment for both our organizations. What it means to our company’s future, Terex, on a worldwide basis in terms of having the kind of scale to reach and pursue those opportunities that only come with global leadership. Through the organic growth and acquisitions we have undertaken over the years, we have been building toward this day.

As Stig mentioned, Terex and Konecranes are both leaders in critical product categories including industrial lifting and port solutions, and that combined with our partner Konecranes will provide a terrific product offering globally. We will continue to be a strong participant in the aerial work platforms and cranes businesses. These, as well as our materials processing businesses, together accounted for approximately 92 percent of the sales on a combined basis for us in 2014. Excellent businesses, strong franchises.

In each of these businesses, we see clear roadmaps to enhance our combined product and service offerings, and drive even further growth as our end markets will eventually improve. Turning to the next slide, slide 9, I talked earlier about the family of leading brands, and being part of any successful company means having a strong portfolio of brands.  Our strong conviction lies entirely in the power of the brands that we have been building both within the Konecranes corporation as well as Terex, as we bring these together on a global basis.

The names you see on this slide here are the finest in this business, known for their quality, innovation, and performance.  I won’t read through all the names but they're quite clearly strong participants in each one of their businesses.

Having this range of products and brands as one offering will yield considerable cross-selling opportunities for us as well as clear benefits for our customers to simplify their purchasing.  It truly will set us apart and will help us broaden our business around the globe, and as all of us know, global competition is quite critical for a successful business.

(Ron DeFeo): Turning to the next slide, we think we’ll have very well balanced businesses from a geographic perspective. This slide speaks of the highly complementary nature of our businesses, and how it underscores our primary goal of being a stronger, more competitive and more global lifting and material solutions company. A focused company. A company that knows what business it’s in, and is driven to try and improve its business.

In terms of the mix, when combined, approximately 45 percent of our business is in Industrial Lifting and Port Solutions. So these two businesses coming together represent a very substantial part of the new company. Because of the long-term trends that we see, with substantial need for replacement and increasing level of automation that’s coming down the line - that’s what our customers are asking us about - these are highly favorable businesses in which we expect to have a strong leadership position. Scale is important, however, and being substantial in these businesses is going to help us deliver on our customers’ expectations.

Additional contributors to the company that we’re building will be in the areas of Aerial Work Platforms, Cranes, and Materials Processing. These too are highly advantageous product areas for us where we expect long-term, robust customer demand.

Moving down on this slide, you’ll see some more interesting information. Customers’ demand for and need of service is intense and a significant differentiator in terms of how they choose which companies to buy from in the future.  From Terex’s perspective, we are really excited to participate and learn from what has been a historically strong part of the Konecranes franchise, as you can see from this slide.  Konecranes has made service delivery a key part of their business, and together with our existing strength – and we have a reasonable service business already - we expect to be an even greater leader tomorrow in this critical area. Our team has a slogan that we’d like to make sure we can deliver on in the future: Sales sells the first, service sells the rest. So, service is a critical differentiator for us, and the Terex company has a lot we think it can learn from the Konecranes enterprise.

Finally, our businesses are very well balanced from a geographic perspective. Konecranes is strong in Northern Europe, North America and China, and for Terex our primary markets are North America, Germany, Southern Europe, South America and Southeast Asia. When you look at our combined businesses we are roughly distributed in thirds, with our largest footprint in the Americas, followed by Europe and then the rest of the world.  That balance is helpful from both a business diversification perspective and a currency perspective, and should serve us well long-term.

We are really creating this global lifting and material handling company at the right time.  Timing is always important in business.

Both our companies are leaders in their sectors, but our ability to withstand the impact of global headwinds is enhanced by joining forces, and on the other side, we are also better positioned to capitalize on the impact of important tailwinds.

The current environment’s challenging, there’s no doubt about that. Muted global growth trends have led to uncertainty in many of our end markets, with weakness across key commodities, energy, and a depressed market in terms of non-residential construction. We are, however, seeing some recovery in residential construction, which we watch closely.

Currencies remain quite volatile, as is obvious. As we’ve seen from all the companies reporting earnings in recent weeks and months, there has been a very significant impact on US exports, whereas European exports, certainly over the near-term, should benefit.

Having said all this, there are very important bright spots in the marketplace in terms of opportunity that we see ahead. Equipment fleets are aging. This leads to clear needs for service - an important area for our combined businesses, as I mentioned earlier - and we’ll move from strength to strength, as well as when we see replacement demand building.

There is also an ageing industrial workforce, creating a new need for outsourced service, in this case in-house technical expertise.  We will be ideally positioned to help our customers as they face this going forward.

I’ll now turn it back to the Konecranes team to cover the next slide.

(Dr. Stig Gustavson): Thank you, Ron. The next slide is specifically about the Industrial Lifting and Port Solutions. Before I hand it over to Pekka Lundmark, I will make one comment on what Ron was saying. Many of you might not be familiar with the area of worklift work platforms term. It's manlifters, scissor lifters and manlifters that are used predominantly in construction. We in Cranes lift goods, they lift men. People. That's just a clarification. But now over to the specific area of interest, the industrial lifting and port solutions. I hand over to Pekka Lundmark. Please do the specifics.

(Pekka Lundmark): Thank you, Stig. I'd like to spend a few moments now going through the benefits this transaction will allow Konecranes and Terex to realize in our largest business, which will be the combination of Konecranes and Terex material handling and port solutions business, on this slide called Industrial Lifting and Port Solutions. And as I said, this will be clearly the largest business of the combined group, representing about 45 % of sales.

First of all, Konecranes Terex will be a global service organization with critical mass and scope. This merger will give us the opportunity to combine the world's largest installed base of industrial cranes - that of Demag - with the capabilities of the combined service organization of the two companies. Together, we will not only have a larger base of knowledge and capability, but also major growth potential from digital services, those that exist today and those that we can create together.

If we fully capitalize on our combined networks and service concepts, we are better positioned to unlock the approximately 7.7 billion U.S. dollars, or 7 billion Euro, in-house service market, meaning technical services, maintenance services, that customers' own technical departments do. As Ron mentioned earlier, the industrial workforce is ageing in pretty much all industrial countries, and we believe that more and more customers will, instead of maintaining their technical departments and maintenance departments, turn to companies like the future Konecranes Terex for the services that they need.

In our port business, we have the opportunity to consolidate our technology and marketing capabilities into a complete product offering with global reach. This is based on our complementary product portfolios, which will enable us to provide strategic solutions for customers. In port cranes, the portfolios are highly complementary. Terex has a strong position exactly in those areas where we are weaker or even not a player at all. Straddle carriers, horizontal transportation or automated guided vehicles, and mobile harbor cranes. The combined company will be a strong equipment and service partner able to meet toughening requirements from the consolidating port operator industry.

The port operator industry is a consolidating industry as well, and it's important to know that the whole value chain is consolidating. Also, the customer industry of our customers, i.e. the freight carriers to whom port operators are selling their services, is also consolidating. So in a way, this transaction is part of this overall industrial value chain consolidation. And the combined group will be in a strong position to be a global partner for pretty much all the needs of a future port operator.

In Industrial Lifting, this transaction gives us both the scale and synergy opportunities to enhance our competitive position in an increasingly competitive environment, where there is a growing number of new vendors from emerging countries. Among the first priorities of the integration will be the realization of production savings, as well as to fully capitalize on the benefits of our scale in terms of our sourcing, in order to offset the cost advantage that our lower-cost competitors enjoy. Following on what Ron noted, our broad but balanced geographic reach serves us well in the industrial lifting and port solutions business.

As a bigger, more global business, we can better serve our customers, no matter where they are. This will be a key advantage. And of course we will have critical mass in emerging markets, another avenue towards ongoing growth.

Greater scale of course means greater resources that can be invested in the critical growth engine of technology development, including automation and software – while reaping scale benefits in terms of R&D efficiency.

Let me emphasize the importance in the leadership in technology in order to sustain the viability of manufacturing in higher cost regions. We have learned to be foremost on the minds of our customers, and we are fortunate that both Konecranes and Terex have a heritage of focus on technology development – among the many important similarities in our corporate cultures.

And now back to you, Ron.

(Ron DeFeo): Thank you, Pekka. And we certainly appreciate the leadership you've had in helping bring this transaction to where it is today.

Slide 13 makes clear, in financial terms, the opportunity we see in combining our companies. On a combined basis, the company we have had 10.0 billion U.S. dollars or 7.5 billion Euros of revenue in 2014 – making us a sizable player across the sector and a true leader in Industrial Lifting and Port Solutions.

In the mid-term, Konecranes Terex, our new company, will deliver significant profitability upside based on expected market growth, internal profitability initiatives underway in both companies and already implemented in many places, and the synergies resulting from this merger.

Based on Konecranes' and Terex' internal mid-term outlooks and the combination of the described expectations, the parties would seek to achieve revenue growth of more than 10 % and operating profit increase of significantly more than 50% (each on a Euro basis and a dollar basis as well) for Konecranes Terex within three to four years from closing compared to 2014. Pretty significant opportunity for us looking forward.

Let me turn it back to Stig, who's going to cover some more details.

(Dr. Stig Gustavson): Right. We announce the deal today, and as I said, closing will hopefully happen during the first half of 2016. But as we move towards closing, our teams will start working in close coordination to further refine our integration plans and to maximize the benefits of the clear strategic, operational and financial benefits of this merger.

And we will put in place a very specific implementation plan. A Board subcommittee will also be established to oversee the integration. The objective for these efforts will be to ensure delivery on the synergies as soon as possible.

We have a target of 109 million U.S. dollars of annual after-tax benefits by the end of the year three. Of this, 63 million U.S. dollars is to be implemented already within 12 months from closing.

Ron, would you now please conclude and do the conclusion here?

(Ron DeFeo): Okay. Thank you, Stig. Before we open the line to your questions, let us quickly say that this is an outstanding transaction with clear near and longer-term benefits. Our companies have long had great respect for each other, and as we have moved through the process of coming together, it's been clear at each step of the way that we also share important cultural similarities, including things like how we think about customers, the importance of customers, a focus on technology and the development of that technology, a commitment to our communities, and a desire to achieve a leading position in the industry on a global basis, which really help make this merger of equals a positive thing.

Dr. Gustavson and I met many years ago, and I had great admiration for him and the company he's built. We at Terex are very excited about combining.

With that, now I'd like to open it up, operator, to questions. Obviously it's early here, and I apologize for not being able to be with you in person, but I'm delighted to be able to experience this through video conference as well. Thank you.

(Chairman): Thank you, gentlemen. Let’s start with some questions in the audience (Thank you), and then take the audio. So, questions in the audience?

(Tom Skogman): Yes, this is Tom Skogman from Handelsbanken. I wonder, have you decided, who will be the leaders of the divisions in the future and do you have any plans to divest for instance the mining business and some other smaller parts to just focus in more a kind of focused company instead of being a broad supplier now when you are again scaling into core businesses?

(Dr. Stig Gustavson): Maybe I should answer that. Of course we cannot at this point of time do any appointments, this is the work of integration group, a lot of that work will concentrate on leadership. We will have a distributed portfolio, but like Ron was saying, 92 per cent of that portfolio actually is very coherent, set to businesses and products, but of course, the only thing which is certain, what will be permanent, is the state of change. So there will be, of course the board will be obliged to consider when we go forward, every pie piece of the business in its own right, both acquiring or doing the other way. This will be the task of incoming board.

(Tom Skogman): So it is not decided who is the CFO or any divisional presidents of the moment?

(Dr. Stig Gustavson): No. Of course there will be, the first answer of course is that there will be continuation.

(Chairman): Raili Tiesalo from Bloomberg News: I have a question about the tax benefits. Do you have any idea what will be the tax rate of the combined company in Finland compared to that Terex was paying in the US?

(Dr. Stig Gustavson): We have said that there will be some financial benefits also here. We stand behind the numbers we have stated, but we are not going to deliberate on the various components, because it is such a complex thing that it would take the whole day to go through all the details here.

(Chairman): Operator, let’s take some questions, from the audio.

(Audio): Ok, the first question comes from the line Martin Wocher from Handelsblatt. Please…

(Martin Wocher) Hello, hello everbody. Martin Wocher from Handelsblatt, I have a question for you. Have you analysed the improving efficiency you planned for the combination. Any consequences for the number of employees in the combined brand?

(Dr. Stig Gustavson): I will have to ask you to repeat the question, the line was not very good, so please repeat.

(Martin Wocher): Yes, I hope the line is now better. Ok. It is about the employees. The combination of both brands, does it have any consequences on the plan of the number of employees?

(Dr. Stig Gustavson): Yes, I can maybe come back to this. It is clear that in our operations there are certain overlappings. However, we have to see to that cranes that are built big and bulky cannot be transported in large distances and therefore we need to maintain a comprehensive network. This change is somewhat different in terms of components of cranes where we have benefits. Here the most important thing is to combine the supply networks. A crane component factory is a bit like an automobile car industry, where the logistics and supply networks are the most important part, but – to be specific – yes, there are some overlappings, to speak German, there will be ‘abbauen’ but there will also be ‘aufbauen’. Both cutting, but the whole thing with this merger is to create an opportunity to be a good competitor and grow the business.

(Martin Wocher): Ok, thank you.

(Ronald DeFeo): We will look into the future as a global company. We seem to be competitive, competitive in all our markets and we also have commitments to our communities. I think we’ll be very balanced in our areas of employment, but we shouldn’t just focus on employment here when we look synergies here, we have substantial synergies to come from things like mm.. procurement, and putting these companies together over a period of time, like several years, just being much more efficient in the coherence we have. There is a lot of work to be done, but mostly it is building, and there will be some adjustments of course.

(Dr. Stig Gustavson): Jobs of tomorrow will not be jobs of today, but there will be jobs tomorrow as well.

(Audio): Ok. Thanks for your question.

(Operator): The next question comes from the line of  Olaf Storbeck from Breakingview. Please ask your question.

(Olaf Storbeck): Yes, good morning. There was an awful echo in the line, I'm not sure if you might want to turn your speakers down. I have two questions, one is regarding this merger as being labeled as ”merger of equals”. I mean, it's certainly true if you look at the market cap of both companies. But if you look at revenues or employees, Terex is much bigger. So, in terms of operational dealing, I'm wondering if this really is a merger of equals, or rather reflects a much higher stock market percentage of Konecranes. And my other question refers to the share buyback program. What's the motivation for the this and how will this be financed? I understand that the net figure will be 2,3 times after the merger. If I just mechanically add the numbers up and use 2015 estimate,  I'm already at 2,5 so...  How will this work? Maybe I'm missing something, but... Can you explain how this buyback program will be financed, what is the rationale and how it will affect the situation? Thanks,

(Dr. Stig Gustavson): I'll answer the first question and let Ron answer the second one. The first one is a very simple one. This is a genuine merger of equals, and that is the end of that story. Thank you.

(Ron DeFeo): I certainly concur with that. It's the approach we've taken from the very beginning.  The second question... You know, a share buyback commitment of 1,5 billion dollars is a pretty substantial commitment to make. We expect this to happen over the 24 months, like Dr. Gustavson had indicated. We expect this company to throw off substantial free cash flow, and we've done the analysis over the next several years. The first share repurchase will probably be around about a 500 million dollars to begin with. We expect the leverage ratios for this company to be quite reasonable. But like any good Board of Directors, we'll evaluate market conditions and the current situation of the business, along the way. But we do believe this is a appropriate planning figure, as well as the continuation of the Konecranes dividend of 1,05 euros per share. This company will be a substantial enterprise. It will be able to generate meaningful cashflow, and we think the ability to do this buyback will reward shareholders and reduce dilution, which of course are the key reasons for us to do this.

(Dr. Stig Gustavson): I only want to add that a company of this size will, of course, be very responsible.  We will, when we go forward, also keep a keen eye on the balance sheet. We need a healthy balance sheet, and that is also one of the objectives here. Yeah. Back to the operator.

(Operator): Thanks for your question. The next question comes from the line of Antti Futtelin from Danske Bank.

(Antti Futtelin): Hi. This is Antti Futtelin from Danske Bank in Helsinki. You have six product lines, I can see. Would you mind to talk about the market positions in each of these product lines? Industrial cranes clearly is the strongest, but please talk about them if you can,

(Dr. Stig Gustavson): Like to start on the products?

(Dr. Stig Gustavson): Would you like me to start on the products?

(Ron DeFeo): Would you like me to start?

(Dr. Stig Gustavson): Yes, you can start also. No problem.

(Ron DeFeo): OK. I don't think we are in a position to give market shares and market information because frankly, when you do that on a global basis, I'm not sure that's meaningful. But this is a competitive business that we're in. We see competition from low-cost countries, entering our developed markets all the time. We see continuing participation on the part of the existing competition in the developed markets and in the developing markets. So, each one of our businesses has to stay sharp. They have to stay competitive. And that's what we think one of the benefits of this transaction will be. When I look at industrial lifting, we have a strong position, but it varies. Where Konecranes is strong, Terex may not be that strong or Demag may not be that strong, or vice versa. So overall, we have a good solid position. In the port equipment, as Pekka mentioned, our product lines are very complementary.  The product lines where we are strong, Konecranes isn't as strong, and where Konecranes is strong, we're not as strong. So we're looking at the marketplace for port equipment, which tends to be a bid business, and  bid across the range of players around the world. It's a competitive environment, but we'll have a really good product line and an excellent position.Areal Work Platforms is a wonderful franchise. We take people to new heights. At least that's what we like to say around here in our  Genie business. There are two leading players in the world. Oshkosh or GLC, and Terex and Genie. There are other substantial regional players, meaning A Lot in TRAns, Skyjack in the United States, and several other developing brands. And of course, there is a presence in some product lines from China. Materials Processing, we're the number one mobile pressing and screening company at Terex. In our mobile crane business, we're probably the number three player globally, with Liebherr and Manitowoc and then ourselves. TADANO are pretty close in the number three and four positions. In the construction business, we're a much more focused company, and small and compact equipment. This is a highly competitive business, but we're a much smaller player in that business. I hope I answered your question.

(Dr. Stig Gustavson): Would Pekka like to comment a little bit on the crane side?

(Pekka Lundmark): Yes. On the crane side, Antti... We are obviously not publishing any new market share estimates, but we have published our Konecrane market share assumptions earlier, ending up at 16 per cent global market share, not including the in-house service. The industrial crane market is highly fragmented. There is a large number of players in pretty much all countries. The service market is also extremely fragmented. And when it comes to the port cranes, as Ron said,  the portfolios are highly complementary. That business, that market, is more consolidated than industrial crane markets but there are two players out there, ZPMC and Kalmar of Cargotec that both are, actually, larger than Konecranes or Terex.

(Antti Futtelin): OK, thank you. Would you mind to also comment on the competition issues? Have you been at all in talks with authorities? Would you anticipate any problems putting these two companies together?

(Dr. Stig Gustavson): We have made a thorough analysis with a sort of ”clean team” approach.  We have taken quite significant advice on this one. One of the core things lies in what Ron was saying just a moment ago. This being a big business, and the surviving competition, viable competition is of higher importance than any market share. That after the merger there is and there will be significant competition, meaningful competition, left, that is what is so important.

(Antti Futtelin): But if I take Germany and industrial cranes for example, I would imagine that that might be a little bit tricky.

(Ron DeFeo): I don't think we want to speculate on any particular market in any circumstances. I think we feel that we received gotten good advice and the fundamental transactions make a lot of sense. We expect to engage with the competition authorities but the advice we've gotten would suggest that we should have positive outcome. And obviously we'll deal with the consequences as we go along.

(Antti Futtelin): All right. Thank you.

(Operator): Thanks for your questions.

(Phone operator): The next question come from the line of Simon Sigvardffon from DNB. Please ask your question.

(Simon Sigvardffon): Yes, hi, it's Simon Sigvardffon from DNB. I had a question on the synergies that you expect. The one on over 110 million Euros. But if you could just talk a bit more in detail about that. What areas so to speak do you expect most of the benefits from?

(Stig Gustavson): In the release there is a list of, of those synergies which are, which we expect to happen. Pekka would you like to elaborate on this one?

(Pekka Lundmark): Well we have, we have obviously had very thorough work done on both sides in order to understand what the real synergy potential is. And the biggest parts of this really come from the cost side like procurement, being able to combine operations. There are also some administrational synergies and overlapping functions et cetera. But we are not publishing the detailed breakout, breakdown of the figure 110 million into these different areas.  There are multiple sources of synergies that we have analyzed, but as I said we are not going to go into more details than that. But as you correctly pointed out, procurement is a significant element there.

(Simon Sigvardffon): Okay, and then when it comes to the implementation expenses, how do you expect those to be divided? As it most in the first year. Such to speak I guess.

(Dr. Stig Gustavson): The planning of the implementation will start as per now. Of course we will have to absorb, observe that we are still separate companies and we are competitors and there are certain very stringent rules that we have to stay with and operate under. But having said that, there's a lot of other things that we can already raise with the Terex people. So that when we can close the deal, we will have a flying start. I cannot be, it's a pity, but I cannot be more specific than this.

(Simon Sigavrdffon): Okay, thank you very much.

(Phone operator:) Thanks for your question. The next question come from the line of Mattias Sjodin from Madrague. Please ask your question.

(Mattias Sjodin): Yes hello I am Mattias Sjodin from Madrague in Stockholm. First congratulations for a deal with great industrial fit. My question is more technical. The ratio is 0.8 Konecranes per Terex share. Terex is paying dividend I think in November. And a quarter dividend. Is the ratio 0.8 adjusted at all for dividends? And also if Konecranes pay dividend in March, would, and the deal is not ready by then would that mean that the ratio is adjusted in any way?

(Phone operator): Thank you.

(Dr. Stig Gustavson): Ron, would you like to comment?

(Ron DeFeo): Sure, I can answer that question. Terex pays a dividend on a quarterly basis. Today we are paying a rate of 24 cents US dollars per share. Since we pay quarterly and Konecranes pays annually, the anticipation is that Konecranes will pay its dividend probably before we close this transaction, which is expected to close in the middle part of 2016, hopefully in the second quarter. Our agreement, our business combination agreement, will allow Terex, as appropriate, to match that dividend or something similar to that to Terex shareholders, so that we can balance the timing. But the 0.8 is irrespective of the dividends.

(Mattias Sjodin): Okay. Thank you so much.

(Phone operator): Thanks for your question. We have no further question at the moment.

(Announcer in the room): And do we have any questions in the audience? If not then I give the word to Gustavson.

(Dr. Stig Gustavson): Well, thank you all for coming here. It's been an exciting day for us. It started, like I said, ten o'clock in the US and five o'clock PM here. But that was in the same, exactly in the same time. We will be in an excellent position to deliver good results, benefits for customers. We have to remember that the whole thing starts with the customer. It is the customer who has the money. We want him to give the money to us and for him to be able to do that, he has to like us. We have to be able to deliver what he wants. We will be able to in a much better position to move forward. Navigate the tricky waters ahead of us. Come head winds, come rain come shine. But we will also be able to create an agile company to take advantage of all the opportunities and deliver to our shareholders. In the long, near term, but especially in the long term. Ron and I, Ron said, we met long ago, that was probably 25 years ago. That's how things like this, good things come slowly, but they come. So we are looking forward to time together. Thank you. Ron.

(Ron DeFeo): Okay. Final words for me are pretty simple. We're investing in a partnership, or the merger of equals. We have great respect for the Konecranes team and I think the feeling is mutual. But we are also investing in a simple, in a simple concept: gravity. As Dr. Gustavson has told me on numerous occasions, the one thing we have going for us is we are in the business of counterbalancing gravity. We put people up in the air and we lift things up in the air, and that's a business that will be ongoing, and we plan to be the best at it. Thank you for your interest.

(Dr. Stig Gustavson): ...the other way. Thank you. Thank you, Ron.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.